Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

Aware, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Table 1: Transaction Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee (2)

Fees to Be Paid	$663,567.69	0.00014760	$97.94

Fees Previously Paid

Total Transaction Valuation	$663,567.69

Total Fees Due for Filing			$97.94

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fees Due			$97.94

(1)

Estimated solely for purposes of calculating the amount for the filing fee. The calculation of the Transaction Valuation assumes that all outstanding stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. This calculation assumes stock options to purchase an aggregate of 2,260,000 shares of the issuer’s common stock, having an aggregate value of $663,567.69 as of January 16, 2024, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $147.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.